

June 18, 2015

<u>Via E-Mail</u>
Benjamin Nixon
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099

      Re: **MetLife, Inc.**
             Schedule TO-I/A filed June 12, 2015
             Response letter dated June 10, 2015
             File No. 5-58857

Dear Mr. Nixon:

This letter serves to memorialize the matters discussed in our telephone conversation on June 12, 2015.

We have considered your June 10, 2015 responses to comments 3 and 4 in our prior comment letter dated June 8, 2015. We continue to have concerns regarding the application of Rules 13e-4(f)(6) and 14e-5 as applied to the facts of your offer, and specifically to the redemption that will occur immediately thereafter. We continue to believe that redemptions effected on the timing described in your offer materials would implicate Rules 13e-4(f)(6) and 14e-5. However, the staff will not conduct any further review of this issue at this time.

Please direct any questions about this letter or your filing to me at 202-551-3263.

                           Sincerely,

                           /s/ Christina Chalk

                           Christina Chalk
                           Senior Special Counsel
                           Office of Mergers and Acquisitions